

INFO

A YOUNG AFRICAN AMERICAN MAN IS BEATEN INTO A COMA WHILE SKATE-BOARDING AND TAGGING BY TWO POLICE OFFICERS, HIS BEST FRIEND GETS AWAY BUT HAS BEEN FILMING THE INCIDENT ON HIS GO PRO. THE POLICE IS NOW AFTER THE FOOTAGE AND THE YOUNG MAN, FRAMING HIM FOR THE CRIME.

Genre: Thriller/Action

Filmmaker: Susanne Bohnet (Matador, Hostage)
Writer: Rick Mordecon and Susanne Bohnet

Co-Producer: Brian Grange (Roxanne)

Production Company: Serafini Pictures/Releasing
Production Budget: $8Mio

Cast: our first choice is to secure Jaques Bernan Scott (Travis Scott) for the lead. Alternatively for the Rapper Naykwon. We have access to John Leguizamo for "Louie", and have interest from rapper TRIPPIE REDD for the lead character as well.

We are able to make an offer to Kate Beckinsale for the female lead.
Start of Production: September/ October 2020
Shooting Location: Atlanta/Georgia

SYNOPSIS

Jamal, a young skater and graffiti artist from Brooklyn avoids capture by two cops, Officers La Rosa. and Officer Davies, meanwhile LaRosa was beating Jamal's friend Clayton into a coma.

Jamal flees the scene after recording the entire brutal event with a body camera. Before dawn, Jamal teams up with his friend Justice, to call out the wrongful cops with a huge mural on a billboard. The mural quickly goes viral causing even more tension between Jamal and the Officers, who are on the hunt for Jamal.

The story continues at a Brooklyn warehouse party where Danny meets Sediyah on the dance floor and is immediately drawn to her. JJ, a local drug dealer sells bad molly and a young girl dies. The police is there in no time and Jamal is on the run again.

Jamal's sister, Marisa and her husband Louie support Jamal's efforts to spread awareness by planning a gallery exhibit showcasing his artwork during the height of his controversy. Jamal sneaks into his apartment to leave with the data card holding the incriminating video when Officers LaRosa and Davies catch up with him in the winding streets of post-industrial Bushwick.

SYNOPSIS

Sediyah lets Jamal hide in her apartment when news is let out that Clayton has died due to brain trauma as a consequence of Officers LaRosa's beating.

Jamal exposes the Officers to the public in an unauthorized projection of the video depicting Officer LaRosa's brutal beating of Clayton. It immediately goes viral.

Both officers face consequences but the force at the end has their back. There is a massive turnout for Jamal's art show.

Jamal is dragged out by the cops. He spends the night, yet his immediate community unites and finds a way to get hi released along other chilling conclusions of this thrill ride bringing us into the world of graffiti culture, sexual fluidity, gentrification, and the evolving streets that are the modern Bushwick scene, but baring witness how communities can rise.



THEME

The world watches while another young African American innocent man, **Ahmoud Arbery**, was killed by white men in broad day-light, and only days later, **George Floyd** killed by the brutal force of the police.

The morality and ethics of the power of police, white supremacy, and old belief systems have over our lives, is explored in this fast paced action packed film set in 2025.

We are looking at new ways of co-existing leading into a more equitable future, yet this film will show case best and worse case outcomes as well.



Character Breakdown

Jamal (25)- The lead character. An African-American graffiti artist and skateboarder, who grew up with his white artist mother and sister (he was adopted).

Sediyah (23)- Danny's love interest. Multi-racial local character, who sees the world in a fluid non-judgmental way.

Justin (25)- A young political minded rapper.

<u>**Officer LaRosa**</u> (45)- A hard-boiled Italian cop who is responsible for beating Clayton to death.

<u>**Officer Davies**</u> (35)- Officer LaRosa's partner, African American, who just wants to do right by everyone.

<u>**Marisa**</u> (40's)- Jamal's well-to-do older sister, who harbors resentments towards her brother.

Louis (50's)- Marissa's husband, a Latino local gallery owner.

<u>**JJ**</u> (28)- drug dealer/addict, also a graffiti artist.

Ephiany (28)- A transgender African-American hip hop artist/poet.

Susanne Bohnet (Filmmaker)



Susanne was previously heading Equity Pictures (Equity Pictures has been the second largest film fund in Germany), where she initiated strategic partnerships with U.S. Producers, negotiated deals with financiers and talent, oversaw production and handled the day to day operations on behalf of the company. During her time with Equity Pictures, the company's annual investments grew from USD $30 to USD $155 million.

Prior to managing funds with Equity Pictures, Ms. Bohnet was S.V.P. of Taunus Film in Germany, a subsidiary of Cinemedia KG, *What Women Want* (starring Mel Gibson and Helen Hunt) became the company's most successful Hollywood endeavor generating over $300 million of box office and ancillary revenue.

Her company, Serafini Releasing, is a female helmed company geared towards underserved audiences such as African American, Latino, Asian, LGBT and Females. All of Serafini's commercial and more art-house driven films are telling their stories from a multicultural viewpoint.

She is currently in postproduction of the Rap-Film "16 Bars".

FILM COMPARISONS

Get Out (2017)
Budget: 4.5M
US BO: $176m
WW BO: $255M

Spring Breakers (2012)
Budget: $5M
US BO: $14M
WW BO: $31.7M

Queen and Slim (2019)
Budget: $18M
DE BO: $43,8M
WW BO: $47,5M

Kids (1995)
Budget: $1.5M
US BO: $7.4M
WW BO: $20.4M

AESTHETIC
























PRODUCER'S NOTES

This fast paced action-thriller is about people from different walks of life feeling compromised and pushed to their outer limits. Only when things completely escalate in the lead character's life do people around him realize that the power of community is able to shift the outcome in significant ways.

It's a film demonstrating that what we have in common is far greater and meaningful then what our differences will ever be.

SERAFINI RELEASING OVERVIEW

Serafini Pictures LLC is a New York based boutique production and distribution company with the ability to produce, finance, acquire, and release films in a cost-efficient and competitive manner by applying innovative and timely methods to bring a film to its target audience.

Serafini is a future forward-thinking company that makes and distribute films whereby unique perspectives from the lead characters are portrayed from African-American, Latino, Asian, Female and other long overlooked viewpoints.